UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 16)1

RCM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

749360400

(CUSIP Number)

Bradley S. Vizi

c/o Harvest Financial Corporation

1600 Benedum-Trees Bldg.

223 Fourth Ave., Pittsburgh, PA 15222

(330) 519-1158

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

IRS Partners No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,692,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,692,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,692,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%*
14	TYPE OF REPORTING PERSON

PN

* See Item 5

2

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		266,074*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

266,074*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

266,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%*
14	TYPE OF REPORTING PERSON

CO

* See Item 5

3

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,692,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,692,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,692,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%*
14	TYPE OF REPORTING PERSON

CO, HC

* See Item 5

4

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Not Applicable
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,692,065*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,692,065*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,692,065*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%*
14	TYPE OF REPORTING PERSON

OO, HC

* See Item 5

5

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,958,139*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,958,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,958,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%*
14	TYPE OF REPORTING PERSON

IN

* See Item 5

6

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

Harvest Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,958,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,958,139*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.8%*
14	TYPE OF REPORTING PERSON

BD, IA

* See Item 5

7

CUSIP No. 749360400

1	NAME OF REPORTING PERSON

Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		312,526
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

312,526
	10	SHARED DISPOSITIVE POWER

2,958,139*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,270,665*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%*
14	TYPE OF REPORTING PERSON

IN

* See Item 5

8

CUSIP No. 749360400

The following constitutes Amendment No. 16 (“Amendment No. 16”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(c) is hereby amended to reflect that the principal occupation of Bradley Vizi is serving as the Executive Chairman of the Board of Directors and President of the Issuer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,692,065 Common Shares owned directly by the IRS 19 is approximately $13,328,456, including brokerage commissions. Such Common Shares were acquired with the working capital of IRS 19.

The aggregate purchase price of the 266,074 Common Shares owned directly by the Foundation is approximately $1,344,063, including brokerage commissions. Such Common Shares were acquired with the working capital of the Foundation.

The aggregate purchase price of 4,000 Common Shares owned directly by Mr. Vizi is approximately $12,099, including brokerage commissions. Such Common Shares were acquired with Mr. Vizi’s personal funds, 3,000 of which were purchased pursuant to the Issuer’s Employee Stock Purchase Plan. In addition, 308,526 Common Shares deemed to be beneficially owned directly by Mr. Vizi were obtained through equity awards that were granted to Mr. Vizi during his tenure as a director of the Issuer.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 12,955,847 Common Shares outstanding as of November 7, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report filed with the SEC on November 7, 2019.

9

CUSIP No. 749360400

As of the close of business on January 17, 2020, IRS 19 beneficially owned 2,692,065 Common Shares, constituting approximately 20.8% of the Common Shares outstanding. By virtue of their relationships, IRS 19, M2O, the Trust and Mr. O’Connell may be deemed to beneficially own the Common Shares owned by IRS 19. By virtue of their relationships, Harvest and Mr. Vizi may be deemed to beneficially own the Common Shares held by IRS 19.

As of the close of business on January 17, 2020, the Foundation beneficially owned 266,074 Common Shares, constituting approximately 2.1% of the Common Shares outstanding. By virtue of his relationship, Mr. O’Connell may be deemed to beneficially own the Common Shares owned by the Foundation. By virtue of their relationships, Harvest and Mr. Vizi may be deemed to beneficially own the Common Shares held by the Foundation.

By virtue of his relationship, Mr. O’Connell may be deemed to beneficially own an aggregate of 2,958,139 Common Shares beneficially owned by IRS 19 and the Foundation, constituting approximately 22.8% of the Common Shares outstanding.

By virtue of their relationship, Harvest may be deemed to beneficially own an aggregate of 2,958,139 Common Shares beneficially owned by IRS 19 and the Foundation, constituting approximately 22.8% of the Common Shares outstanding.

As of the close of business on January 17, 2020, Mr. Vizi may be deemed to directly beneficially own 312,526 Common Shares, including 150,000 shares underlying restricted stock units granted on January 16, 2020, which will vest in three equal installments on the first three anniversaries of the date of grant, constituting approximately 2.4% of the Common Shares outstanding. By virtue of his relationship with the other Reporting Persons, Mr. Vizi may be deemed to beneficially own an aggregate of 3,270,665 Common Shares, constituting approximately 25.2% of the Common Shares outstanding, including the Common Shares beneficially owned directly.

Neither Harvest nor any person listed on Schedule A hereto owns any Common Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Common Shares by the Reporting Persons during the past 60 days are set forth on Schedule B and are incorporate herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 1, 2018, Mr. Vizi was appointed Executive Chairman and President of the Issuer. In connection with his appointment, Mr. Vizi entered into an executive severance agreement (the “Executive Severance Agreement”), dated June 1, 2018, with the Issuer, which sets forth the terms and conditions of certain payments to be made by the Issuer to Mr. Vizi in the event, while employed by the Issuer, Mr. Vizi experiences (a) a termination of employment unrelated to a “Change in Control” (as defined therein) or (b) there occurs a Change in Control and Mr. Vizi’s employment is terminated for a reason related to the Change in Control.

10

CUSIP No. 749360400

Under the terms of the Executive Severance Agreement, if either (a) Mr. Vizi is involuntarily terminated by the Issuer for any reason other than “Cause” (as defined therein), “Disability” (as defined therein) or death, or (b) Mr. Vizi resigns for “Good Reason” (as defined therein), and, in each case, the termination is not a “Termination Related to a Change in Control” (as defined below), Mr. Vizi will receive the following severance payments: (i) an amount equal to 1.5 times the sum of (a) Mr. Vizi’s annual base salary as in effect immediately prior to the termination date (before taking into account any reduction that constitutes Good Reason) (“Annual Base Salary”) and (b) the highest annual bonus paid to Mr. Vizi in any of the three fiscal years immediately preceding his termination date (“Bonus”), to be paid in installments over the twelve month period following Mr. Vizi’s termination date; and (ii) for a period of eighteen months following Mr. Vizi’s termination date, a monthly payment equal to the monthly COBRA premium that Mr. Vizi is required to pay to continue medical, vision, and dental coverage, for himself and, where applicable, his spouse and eligible dependents.

Notwithstanding the above, if Mr. Vizi has a termination as described above and can reasonably demonstrate that such termination would constitute a Termination Related to a Change in Control, and a Change in Control occurs within 120 days following Mr. Vizi’s termination date, Mr. Vizi will be entitled to receive the payments set forth below for a Termination Related to a Change in Control, less any amounts already paid to Mr. Vizi, upon consummation of the Change in Control.

Under the terms of the Executive Severance Agreement, if a Change in Control occurs and Mr. Vizi experiences a Termination Related to a Change in Control on account of (i) an involuntary termination by the Issuer for any reason other than Cause, death, or Disability, (ii) an involuntary termination by the Issuer within twelve months following a Change in Control on account of Disability or death, or (iii) a resignation by the Executive with Good Reason, then Mr. Vizi will receive the following severance payments: (1) a lump sum payment equal to two times the sum of Mr. Vizi’s (a) Annual Base Salary and (b) Bonus; and (2) a lump sum payment equal to twenty-four multiplied by the monthly COBRA premium cost, as in effect immediately prior to Mr. Vizi’s termination date, for Mr. Vizi to continue medical, dental and vision coverage, as applicable, in such Issuer plans for himself and, if applicable, his spouse and eligible dependents. Upon the occurrence of a Change in Control, the Issuer shall establish an irrevocable rabbi trust and contribute to the rabbi trust the applicable amounts due under the Executive Severance Agreements.

The foregoing description of the Executive Severance Agreement is qualified in its entirety by the full text of the Executive Severance Agreement, which is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2018.

On January 16, 2020, Mr. Vizi was granted 150,000 restricted stock units by the Issuer as employment compensation, which are subject to vesting in three equal instalments on the first three anniversaries of the grant date.

11

CUSIP No. 749360400

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1

The Executive Severance Agreement, dated June 1, 2018 (which is incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2018.).

12

CUSIP No. 749360400

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020

IRS PARTNERS NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Secretary, Chief Financial Officer and Director

M2O, INC.

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Bradley S. Vizi
	Name:	Bradley S. Vizi
	Title:	As Attorney-in-Fact for Michael O’Connell, Trustee

HARVEST FINANCIAL CORPORATION

By:	/s/ Frank D. Ruscetti
	Name:	Frank D. Ruscetti
	Title:	President

/s/ Bradley S. Vizi
Bradley S. Vizi, Individually and as attorney-in-fact for Michael O’Connell

13

CUSIP No. 749360400

SCHEDULE B

Transactions in the securities of the Issuer during the past 60 days

Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

BRADLEY S. VIZI

40,000*	--	01/16/2020
150,000**	--	1/16/2020

*Represents shares acquired by Mr. Vizi upon the vesting of performance stock units granted to the Mr. Vizi.

** Represents shares underlying restricted stock units as employment compensation and subject to vesting in three equal installments on the first three anniversaries of the grant date of January 16, 2020.